# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyster-Yale, Inc., CIK 0001173514
CUSIP: 449172204
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0000904532
Persons authorized to receive notices and communications: Alfred M. Rankin, Jr., 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017, (440) 449-9600

## Reporting persons
- AMR Associates, L.P. (CIK 0001690592): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 324,704 (0.1% of the class)
- Clara T. Rankin Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,203,070 (92.7% of the class)
- Helen R. Butler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,205,870; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- Alfred M. Rankin, Jr. (CIK 0000904532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,160; shared voting power 2,878,366; sole dispositive power 14,160; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,217,230 (93.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Hyster-Yale, Inc.
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Comment:
Part II Schedule 13D/A
This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock of Hyster-Yale, Inc. (the "Issuer") held by AMR Associates, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on March 10, 2017 (the "Initial Filing") as amended by Amendment No. 1 filed on February 14, 2018 ("Amendment No. 1"), as further amended by Amendment No. 2 filed on February 14, 2019 ("Amendment No. 2"), as further amended by Amendment No. 3 filed on February 13, 2020 ("Amendment No. 3"), as further amended by Amendment No. 4 filed on February 12, 2021 ("Amendment No. 4"), as further amended by Amendment No. 5 filed on February 14, 2022 ("Amendment No. 5"), as further amended by Amendment No. 6 filed on February 14, 2023 ("Amendment No. 6") and as further amended by Amendment No. 7 filed on February 13, 2024 (together with the Initial Filing and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Filings"). This Amendment No. 8 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Filings.

## Item 2. Identity and Background
Name of person filing:
The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced by the following:

Clara T. Rankin Williams. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Clara R. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

HRB 2020 GST Trust for Clara R. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Griffin B. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

HRB 2020 GST Trust for Griffin B. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The following new Reporting Person shall be added:

Alfred M. Rankin, Jr. Mr. Rankin's resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124, (b) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060 and (c) Non-Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Filings is hereby amended by inserting at the end thereof the following:

Subsequently, one of the Reporting Persons transferred certain of such Class B Common shares to AMR Associates on March 12, 2025 as capital contributions, pursuant to the Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,205,870 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The following new Reporting Person shall be added:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common, shares the power to vote 2,878,366 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,217,230 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 93.1% of the Class B Common outstanding as of March 12, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided with respect to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. under the heading AMR Associates, L.P., which appears in the Initial Filing, is hereby amended by inserting at the end thereof the following:

AMR Associates, L.P.

Effective August 8, 2023, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to allow the use of abbreviated names of the partners, as listed in Schedules A and B thereto, for record keeping purposes. A copy of the Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 40 and is incorporated herein in its entirety by reference thereto.

Effective June 13, 2024, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to eliminate the Class A-1 Limited Partnership Interests. A copy of the Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 41 and is incorporated herein in its entirety by reference thereto.

Effective March 12, 2025, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to add an additional limited partner to AMR Associates, L.P. A copy of the Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 42 and is incorporated herein in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Filings is hereby amended by adding the following:

Exhibit 40: Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of August 8, 2023.

Exhibit 41: Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of June 13, 2024.

Exhibit 42: Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of March 12, 2025.

Exhibit 43: Joint Filing Agreement.

## Signatures
- AMR Associates, L.P.: /s/ Clara T. Rankin Williams, As trustee of 2012 Clara R. Williams Trust U/A/D June 22, 2012, General Partner (03/14/2025)
- Clara T. Rankin Williams: /s/ Clara T. Rankin Williams, Clara T. Rankin Williams (1) (03/14/2025)
- Helen R. Butler: /s/ Clara T. Rankin Williams, Attorney-in-Fact for Helen R. Butler* (03/14/2025)
- Alfred M. Rankin, Jr.: /s/ Clara T. Rankin Williams, Attorney-in-Fact for Alfred M. Rankin, Jr.** (03/14/2025)
Comment: (1) On behalf of herself and as: Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*; Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*; Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*; Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 30 of the Filings; **The power of attorney authorizing the above named individual to act on behalf of the foregoing Reporting Person is included in Exhibit 40 of the Filings.